Exhibit 99.1

  Qihoo 360 Appoints Chief Business Officer

BEIJING, January 7, 2014 -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today announced the appointment of Dr. John Liu as Chief Business Officer, effective immediately.

Before joining the Company, Dr. Liu served as the Corporate Vice President and Head of Greater China at Google Inc. since January 2008, where he was responsible for business development and operations in Greater China. From 2002 to 2007, Dr. Liu was the CEO of China Operations at SK Telecom. Prior to that, Dr. Liu held various senior management positions in a number of tech and telecom companies. Dr. Liu received his B.S. degree from Beijing Normal University and earned his Ph.D from Technical University of Denmark.

"We are very excited to welcome Dr. Liu on board," said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. "His broad and deep experience in business development and operations is invaluable to us as we continue to expand our footprint in fast growing new markets."

Mr. Xiangdong Qi, President of Qihoo 360, added, "We are pleased to have Dr. Liu as another strong addition to our senior management team. We believe that his knowledge and skill set will greatly benefit the Company and help us execute our strategy in search monetization and other areas. "

"I am thrilled to take the opportunity to join Qihoo 360 and to be part of the experienced senior management team," said Dr. John Liu. "Qihoo 360 is one of the fastest growing companies with focus on user satisfaction and product innovation. I really look forward to working closely with the entire team and helping the Company to achieve its long term objectives."

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2013.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.
In China:
Tel: +86-10-5878-1574
E-mail: ir@360.cn

In the U.S.:
The Piacente Group, Inc.
Kathy Price
Tel: +1-212-481-2050
E-mail: qihu@tpg-ir.com